Exhibit 2.1

FIRST AMENDMENT TO MERGER AGREEMENT

This First Amendment to Merger Agreement (this “Amendment”), dated as of August 28, 2023 is entered into by and among Clearday, Inc., a Delaware corporation (the “Company”), Viveon Health Acquisition Corp., a Delaware corporation (“Parent”), VHAC2 Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Viveon Health LLC, a Delaware limited liability Company, in the capacity as the representative from and after the Effective Time for the stockholders of Parent (other than the Company Stockholders) as of immediately prior to the Effective Time (and their successors and assigns) in accordance with the terms and conditions of the Original Merger Agreement (as defined below) (the “SPAC Representative”), and Clearday SR LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time for the holders of Company Preferred Stock as of immediately prior to the Effective Time (and their successors and assigns) in accordance with the terms and conditions of the Original Merger Agreement (the “Company Representative” and each of the SPAC Representative and the Company Representative, a “Representative Party”).

RECITALS

WHEREAS, the Company, Parent, Merger Sub and the Representative Parties entered into that certain Merger Agreement dated as of April 5, 2023 (the “Original Merger Agreement”);

WHEREAS, the Company, Parent, Merger Sub and the Representative Parties desire to amend certain definitions in the Original Merger Agreement: “Company Earnout Holders”, “Company Knowledge Persons”, “Earnout Pro Rata Share” and “Per Share Merger Consideration Amount”;

WHEREAS, the Company, Parent, Merger Sub and the Representative Parties desire to amend certain other terms of the Original Merger Agreement as more fully set forth in this Amendment; and

WHEREAS, capitalized and other defined terms used in this Amendment and not otherwise defined herein have the respective meanings given to them in the Original Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Amendments of the Original Merger Agreement.

(a) Section 1.1 of the Original Merger Agreement. Section 1.1 of the Original Merger Agreement is hereby amended to amend and restate and/or add the following definitions:

(i) “Company Earnout Holders” means the holders of shares of Company Capital Stock as of immediately prior to the Effective Time, determined on the basis assuming that all of the shares of the Company Series A Preferred Stock and all of the shares of the Company Series F Preferred Stock were converted into shares of Company Common Stock immediately prior to the Effective Time, in accordance with their respective terms, who hold for a period of at least six (6) months following the Closing Date: (1) shares of Parent Common Stock issued upon exchange of their Company Capital Stock or (2) shares of Parent New Series A Preferred Stock or Parent New Series F Preferred Stock (as the case may be) issued in exchange of the Company Preferred Stock or shares of Parent Common Stock issued upon conversion of any such Company Preferred Stock.

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(ii) “Company Knowledge Persons” means each of the following individuals: Roberta Otto, Linda Carrasco, Richard Morris, BJ Parrish, Daniel Policy, Gary Sawina and James Walesa.

(iii) “Earnout Pro Rata Share” means, for each Company Earnout Holder, a percentage determined by the quotient of:

(1) The sum of (i) the total number of shares of Company Common Stock held by such Company Earnout Holder immediately prior to the Effective Time, plus (ii) the total number of shares of Company Common Stock issuable upon conversion of all shares of Company Series A Preferred Stock and Company Series F Preferred Stock that are held by such Company Earnout Holder immediately prior to the Effective Time;

divided by

(2) The sum of (i) the total number of shares of Company Common Stock and (ii) the total number of shares of the Company Common Stock issuable upon conversion of all shares of Company Series A Preferred Stock and Company Series F Preferred Stock, in each case, that are issued and outstanding immediately prior to the Effective Time.

(iv) “Per Share Merger Consideration Amount” means an amount equal to (a) the sum of (i) Five Hundred Million Dollars ($500,000,000), plus (ii) the Aggregate Exercise Price, divided by (b) the number of Fully Diluted Company Shares.”

(b) Amendment to Section 3.1(c). Section 3.1(c) of the Original Merger Agreement is hereby amended to read in its entirety as follows:

(c) Conversion of Shares of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any such shares of Company Common Stock cancelled pursuant to Section 3.1(a) and any Dissenting Shares) shall, in accordance with the Company Certificate of Incorporation, be converted into the right to receive (i) a number of shares of Parent Common Stock equal to the Conversion Ratio; and (ii) a number of Earnout Shares in accordance with, and subject to the contingencies, set forth in Section 3.7.

(c) Amendment to Section 3.5. Section 3.5(a)(xiii)(E) of the Original Merger Agreement is hereby amended to read in its entirety as follows:

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(E) for each holder of Company Common Stock, Company Series A Preferred Stock and Company Series F Preferred Stock, its respective Earnout Pro Rata Share.

(d) Amendment to Section 11.21. Section 11.21(d) of the Original Merger Agreement is hereby amended to read in its entirety as follows:

(d) If the Company Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of the Company Earnout Holders, then the Company Earnout Holders shall, within ten (10) Business Days after notice of such death, disability, dissolution, resignation or other event is provided by Parent to the Company Earnout Holders (which notice may be provided by the filing of a press release and Form 8-K with the SEC by Parent), appoint a successor Company Representative (by vote or written consent of the holders of Company Capital Stock that was held by such Company Earnout Holders that hold a plurality of the votes or consents provided by such Company Earnout Holders provided in writing to Parent, attention Secretary of the Corporation that are received on or prior to such tenth (10th) Business Day. Any such successor so appointed shall become the “Company Representative” for purposes of this Agreement.

2. Representations and Warranties of the Company and the Company Representative. The Company and the Company Representative (each, a “Company Party”) hereby represent and warrant to Parent that each of the following representations and warranties are true, correct and complete as of the date of this Amendment and as of the Closing Date:

(a) Each Company Party has all requisite corporate power and authority to execute and deliver this Amendment and to consummate the transactions contemplated hereby, in the case of the Merger, subject to receipt of the Company Stockholder Approval. The execution and delivery by each Company Party of this Amendment and the consummation by each Company Party of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. No other corporate proceedings on the part of either Company Party are necessary to authorize this Amendment or to consummate the transactions contemplated by this Amendment (other than, in the case of the Merger, the receipt of the Company Stockholder Approval). This Amendment has been duly executed and delivered by each Company Party and, assuming the due authorization, execution and delivery by each of the other parties hereto, this Amendment constitutes a legal, valid and binding obligation of such Company Party, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

(b) None of the execution, delivery or performance by either Company Party of this Amendment or the consummation by such Company Party of the transactions contemplated hereby does or will, in each case, subject to receipt of the Company Stockholder Approval, (a) contravene or conflict with the contravene or conflict with the organizational or constitutive documents of the Company Parties, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Company Parties or to any of its respective properties, rights or assets, (c) (i) require consent, approval or waiver under, (ii) constitute a default under or breach of (with or without the giving of notice or the passage of time or both), (iii) violate, (iv) give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company Parties or to a loss of any material benefit to which the Company Parties are entitled, in the case of each of clauses (i) – (iv), under any provision of any Permit, Contract or other instrument or obligations binding upon the Company Parties or any of its respective properties, rights or assets, other than the obligation to pay indebtedness or other liabilities or convert such indebtedness or other liabilities into (A) Parent Common Stock or (B) Company Common Stock (which conversion into Company Common Stock would be on or prior to the Effective Time), (d) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company Parties’ properties, rights or assets, or (e) require any consent, approval or waiver from any Person pursuant to any provision of the organizational or constitutive documents of the Company Parties.

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3. Representations and Warranties of the Parent Parties. Parent, Merger Sub and the SPAC Representative (the “Parent Parties”) hereby represent and warrant to the Company that each of the following representations and warranties are true, correct and complete as of the date of this Amendment and as of the Closing Date:

(a) Each of the Parent Parties has all requisite corporate power and authority to execute and deliver this Amendment and to consummate the transactions contemplated hereby, in the case of the Merger, subject to receipt of the Parent Stockholder Approval. The execution and delivery by each of the Parent Parties of this Amendment and the consummation by each of the Parent Parties of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of such Parent Party. No other corporate proceedings on the part of such Parent Party are necessary to authorize this Amendment or to consummate the transactions contemplated by this Amendment (other than, in the case of the Merger, the receipt of the Parent Stockholder Approval). This Amendment has been duly executed and delivered by such Parent Party and, assuming the due authorization, execution and delivery by each of the other parties hereto and thereto (other than a Parent Party), this Amendment constitutes a legal, valid and binding obligation of such Parent Party, enforceable against such Parent Party in accordance with its terms, subject to the Enforceability Exceptions.

(b) The execution, delivery and performance by a Parent Party of this Amendment or the consummation by a Parent Party of the transactions contemplated hereby do not and will not (a) contravene or conflict with the organizational or constitutive documents of the Parent Parties, or (b) contravene or conflict with or constitute a violation of any provision of any Law or any Order binding upon the Parent Parties.

4. No Waiver. No waiver of any breach or default hereunder shall be considered valid unless in writing, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

5. Miscellaneous.

(a) Entire Agreement. The Original Merger Agreement, as amended by this Amendment, together with the Additional Agreements, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein.

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(b) Ratification. Except as amended hereby, the terms and provisions of the Original Merger Agreement shall remain unchanged and in full force and effect. In the event of any conflict between the terms of the Original Merger Agreement and the terms of this Amendment, the terms of this Amendment shall govern and control.

(c) Counterparts; Electronic Signatures. This Amendment may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Amendment shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

(d) Governing Law. This Amendment and all disputes or controversies arising out of or relating to this Amendment or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

(e) Incorporation by Reference. Sections 11.1 (Notices), 11.2 (Amendments; No Waivers; Remedies), 11.3 (Arm’s Length Bargaining; No Presumption Against Drafter), 11.5 (Expenses), 11.6 (No Assignment or Delegation), 11.10 (Severability), 11.11 (Further Assurances), 11.12 (Third Party Beneficiaries), 11.13 (Waiver), 11.14 (No Other Representations; No Reliance), 11.15 (Waiver of Jury Trial), 11.16 (Submission to Jurisdiction), 11.17(Attorneys’ Fees), 11.18 (Remedies) and 11.19 (Non-Recourse of the Merger Agreement) are hereby incorporated by reference herein mutatis mutandis.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Amendment as of the day and year first above written.

Parent:

VIVEON HEALTH ACQUISITION CORP.

By:	/s/ Jagi Gill
Name:	Jagi Gill
Title:	Chief Executive Officer

Merger Sub:

VHAC2 MERGER SUB, INC.

By:	/s/ Jagi Gill
Name:	Jagi Gill
Title:	Director

SPAC Representative:

VIVEON HEALTH, LLC, solely in the capacity as the SPAC Representative hereunder

By:	/s/ Romilos Papadopoulos
Name:	Romilos Papadopoulos
Title:	Managing Member

Company:

CLEARDAY, INC.

By:	/s/ James Walesa
Name:	James Walesa
Title:	Chief Executive Officer

Company Representative:

Clearday SR LLC, solely in the capacity as the Company Representative hereunder

By:	/s/ James Walesa
Name:	James Walesa, Manager
Title:	Authorized Signatory